[Letterhead of Forest City Enterprises, Inc.]
June 24, 2009
VIA EDGAR and FACSIMILE (703-813-6984)
Mr. Kevin Woody
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Forest City Enterprises, Inc. Form 10-K for the year ended January 31, 2009 Filed on March 30, 2009 Definitive Proxy Statement on Schedule 14A Filed on April 21, 2009 File No. 001-04372
Dear Mr. Woody:
          Forest City Enterprises, Inc. (the “Company”) has received your letter dated May 29, 2009 regarding comments to the above-referenced filings. We appreciate the Division’s review and are hereby providing our responses to your comments. To facilitate your review, we have included the caption and comment from your letter immediately followed by our response.
Form 10-K for the year ended January 31, 2009
Item 1. Business
General
     1. We note that you have included supplemental operating information in your Form 8-K filed March 30, 2009. In future filings, please include this supplemental operating information in your Form 10-K.
The supplemental operating information section of our Form 8-K filed March 30, 2009 (Supplemental Package) includes occupancy data, lease expiration schedules, schedules of significant tenants, our development pipeline and different schedules related to Net Operating Income (NOI).
In our Form 10-K for the year ended January 31, 2009, we included relevant occupancy data in Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) under our discussion of the results of the Commercial business segment on page 44 and the Residential business segment on page 47. We will continue to include the occupancy statistics in future filings of our Form 10-K.
The lease expiration schedule and schedules of significant tenants in our Supplemental Package relate solely to our Commercial business segment and give additional
Confidential Treatment Requested by Forest City Enterprises, Inc.

information on leasing within our retail and office portfolio. We will include these leasing statistics and significant tenant information in a similar format within Item 1 under our description of the Commercial business segment in future filings of our Form 10-K.
Our development pipeline included in our Supplemental Package presents information on properties opened in the current year and those that are under construction as of our fiscal year-end. Included in the pipeline is estimated total cost at 100% of the project, total cost at full consolidation under GAAP and total cost at our pro-rata share (a non-GAAP measure). We confirm that in future filings of our Form 10-K that we will include a development pipeline similar to the one filed in our Supplemental Package except we will exclude the columns that provide non-GAAP pro-rata measures.
The NOI schedules included in our Supplemental Package are prepared using the pro-rata consolidation method, which is a non-GAAP measure. As such, two out of the five NOI schedules are included strictly to reconcile NOI to its most comparable financial measure calculated under GAAP, net earnings.
Management uses the pro-rata comparable NOI schedules to measure the performance of the same properties on a period-to-period basis. Management uses pro-rata comparable NOI to evaluate its rental property portfolio as it includes all comparable real estate assets in which we have an interest instead of just those that are consolidated under GAAP. We believe our current investors and analysts who follow us primarily use the pro-rata comparable NOI.
Based on the observations above, management believes that NOI is more aptly described as a non-GAAP financial measure instead of an operating statistic. As a matter of policy, management does not include non-GAAP financial measures in its periodic reports. We will, however, continue to include NOI information in future Forms 8-K furnished on the same day our future Forms 10-K are filed.
Item 2. Properties.
Forest City Enterprises, Inc. Portfolio of Real Estate
     2. In the tables on pages 17 through 20 for each of your material commercial properties, please disclose the nature and amount of any material mortgages or other liens or encumbrances against such properties. Provide this disclosure in future filings and tell us how you plan to comply.
Proceeds from nonrecourse mortgage debt, including construction loans, represent one of our principal sources of funds discussed in the Financial Condition and Liquidity sections of the MD&A. As such, substantially all of our real estate assets are encumbered by nonrecourse mortgage debt. With a diverse portfolio of commercial and residential real estate assets, we do not have any single asset or related single nonrecourse mortgage that we believe is material to our financial condition.
As an illustration of that point we refer you to Schedule III — Real Estate and Accumulated Depreciation (Schedule III) on page 155 of our Form 10-K for the fiscal year ended January 31, 2009. Regulation S-X requires separate disclosure (including encumbered amounts) on Schedule III for any individual real estate investment with
Confidential Treatment Requested by Forest City Enterprises, Inc.

gross carrying costs exceeding 5% of our total gross real estate carrying costs. At January 31, 2009, one individual investment exceeded the 5% materiality threshold and we disclosed the required information, including the outstanding mortgage balance on Schedule III. At January 31, 2009, no other mortgage balance exceeded 3.7% of our total nonrecourse mortgage debt.
In future filings, we will expand our disclosure in the Financial Condition and Liquidity sections to provide general information on the nature and pervasiveness of encumbrances on our real estate investments. We will also continue to discuss in future filings our progress in addressing the debt maturities due in the current fiscal year and the amount of any mortgages in default for our consolidated or equity method joint ventures. In future Forms 10-K we will provide specific information on the amounts and nature of any individual nonrecourse mortgages that exceed 5% of our total nonrecourse mortgage debt.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Impairment of Real Estate, page 37
3. You have disclosed in your filing that occupancy rates have been on the decline and that ongoing economic conditions have negatively impacted the lending and capital markets for real estate. You have indicated that these conditions will make it difficult for you to obtain financing at terms which are as favorable as the terms which you have had in the past and that if you are unsuccessful in refinancing or extending your debt obligations or otherwise obtaining sufficient cash flows other than from operations that you will not have sufficient cash flows from operations to repay all maturing debt. Additionally, due to the economic conditions and the impacted lending and capital markets, we would expect that there is a trend in real estate values to the downside due to a lack of buyers. Explain to us and clarify in this filing how this severe recession has impacted your impairment analysis under SFAS 144 and the related assumptions used in determining future cash flows from your properties.
We follow the provisions of SFAS 144 when reviewing the carrying value of our long-lived assets to determine if an impairment exists. As required by SFAS 144, we review our long-lived assets, which primarily consist of completed rental properties, projects under development and land held for development or sale to determine if we will recover the long-lived assets carrying costs from future undiscounted cash flows whenever events or changes indicate that recoverability of their carrying value may not be supported by current assumptions.
The severe recession has impacted our impairment analysis under SFAS 144 and assumptions used in determining future cash flows from our properties as follows:
•	During the three months ended January 31, 2009, due to the deterioration of general economic conditions, adverse changes in the capital markets, the recent and continuing decline in our market capitalization and in the fair value of our debt securities, the Company determined that a triggering event as defined by SFAS 144 had occurred for every consolidated real estate asset (“asset”) in our portfolio.
Confidential Treatment Requested by Forest City Enterprises, Inc.

•	Based on the triggering event discussed above, we reviewed the undiscounted cash flows of each asset over the estimated holding period using the most updated financial and operating data available, including occupancy rates, rental rates and operating expenses to determine whether the total estimated undiscounted cash flows exceeded the carrying value of the asset. We based the assumptions used in the analysis on the fiscal 2009 operating budget (completed and approved during the three months ended January 31, 2009), which took into consideration the current economic conditions.

•	In addition to updating our estimated future undiscounted cash flows for the impact of the current economic times on our operating fundamentals discussed above, we also analyzed the individual property’s ability to service its nonrecourse mortgage debt from its cash flow on a continuing basis as well as the likelihood of refinancing the balloon payment upon maturity of the debt. For those properties with debt maturing in the near term or those whose nonrecourse mortgage debt is in default or expected to be in default, we considered the status of mortgage negotiations and whether there would be an other than remote chance that the property would be subject to foreclosure. In our judgment, if there was an other than remote chance of foreclosure, we prepared a probability weighted undiscounted cash flow analysis with the two different scenarios of either holding the property over the estimated holding period or allowing the lender to foreclose on the asset and thereby significantly shortening the estimated holding period.

•	In the event the estimated undiscounted cash flows did not exceed the asset carrying value, we recorded an impairment based on the provisions of SFAS 144. During the three months ended January 31, 2009, we determined one asset was impaired.
Please refer to the Impairment of Real Estate discussion in Note S of our Form 10-K for the year ended January 31, 2009 on page 140 for a detailed discussion of our impairment procedures and results, which incorporates three of the above bullet points. In addition, we will expand our disclosures in future filings to include further clarification that the assumptions we use in the impairment analysis take into consideration the risk of foreclosure on the probability weighted undiscounted cash flows of the underlying real estate asset.
Financial Condition and Liquidity, page 59
4. In addition to your discussion on your efforts to extend or refinance the maturing debt of the Company, please discuss the efforts of you (sic) unconsolidated subsidiaries to refinance or extend the $222 million of their debt that is coming due in 2009.
As of January 31, 2009, our share of nonrecourse mortgage debt recorded on our unconsolidated subsidiaries amounted to $1,475,014,000, of which $227,157,000 was scheduled to mature during the year ending January 31, 2010 (see Contractual Obligations and Off-Balance Sheet Arrangements on page 73 of our Form 10-K). As of March 24, 2009, which is the date through which we disclosed our efforts to refinance or extend our consolidated nonrecourse mortgage debt in the Financial Condition and Liquidity section of our Form 10-K for the year ended January 31, 2009, we had addressed $15,132,000 of the total non-recourse mortgage debt maturing in 2009
Confidential Treatment Requested by Forest City Enterprises, Inc.

through closed loans and committed financings. We had extension options on $93,361,000 of our total nonrecourse mortgage debt maturing in 2009, all of which required some hurdle or milestone as defined in the specific agreement in order to qualify for the extension. We were in negotiations on the remaining 2009 maturities. All of the above information was available on page 21 of our Supplemental Package for the year ended January 31, 2009 as furnished on Form 8-K.
As of April 30, 2009, our share of nonrecourse mortgage debt recorded on our unconsolidated subsidiaries amounted to $1,487,671,000, of which $213,543,000 was scheduled to mature during the year ending January 31, 2010. As of June 1, 2009, we had addressed $30,576,000 of these 2009 maturities through closed nonrecourse mortgage transactions, signed lender commitments and/or automatic extensions. We also had extension options on $86,549,000 of these 2009 maturities all of which required some hurdle or milestone as defined in the specific agreement in order to qualify for the extension. Negotiations are ongoing on the remaining 2009 maturities. We included this information in the Financial Condition and Liquidity section on page 49 of our Form 10-Q for the three months ended April 30, 2009. We will continue to update this information in future filings, if relevant to our financial condition and/or liquidity.
Contractual Obligations and Off-Balance Sheet Arrangements, page 73
5. In future filings, please include interest payments on your debt obligations within the table of contractual obligations.
We will include the above information in our future Form 10-K filings.
Financial Statements
Consolidated Statements of Cash Flows, page 89
6. Please tell us how your classification of leasing procurement costs within cash flows from investing activities is consistent with the guidance in SFAS 95.
SFAS 95 requires a company to classify its cash flows as operating, investing or financing activities. As noted in paragraph 24 of SFAS 95, certain items may have the aspects of more than one class of cash flows and that for these items, the appropriate classification shall depend on the predominant source of cash flow for the item. Items with aspects of more than one class of cash flows tend to occur more often within industries such as real estate for which the primary assets and activities are of such a long-term nature that a classified balance sheet is not required.
On our Consolidated Statement of Cash Flows there is a line item under Investing Activities labeled “Payment of lease procurement costs and other assets, net” that amounted to $79,212,000, $147,474,000 and $90,398,000 for the years ended January 31, 2009, 2008 and 2007, respectively. Of these amounts $38,826,000, $32,583,000 and $43,017,000 related to payment of lease procurement costs with the remainder related to the purchase of non-operating items classified as other assets such as intangible assets and computer software.
Confidential Treatment Requested by Forest City Enterprises, Inc.

Lease procurement costs consist primarily of lease commissions and related legal fees associated with entering into new lease agreements. The primary component of these costs relate to procuring first generation tenants under long-term lease agreements for office buildings, retail regional malls or specialty retail centers. The costs of procuring the long-term lease agreements are capitalized, reported as a component of other assets and amortized on the Consolidated Statement of Operations over the lives of the related leases. We primarily incur these costs during the development phase of the project and are integral to starting construction and ultimately completing the project. Management views these lease procurement costs as part of the initial investment to obtain a long-term cash inflow.
Our strategy is to not commence construction of a commercial project until we have enough leasing in place to allow us to obtain sufficient nonrecourse mortgage financing specific to the project and mitigate the risk that the cash flow upon opening of the project would not be sufficient to pay the debt service of the nonrecourse mortgage. These costs relate to long-term leases and, based on the tenant and their specific needs, can have significant influence as to the final architecture and design of the structure. As a result, it is management’s opinion that these costs are direct costs to the building similar to other costs capitalized into the building basis, and, therefore, meet the definition of cash outflows from investing activities in paragraph 17c of SFAS 95, which states “Cash inflows from investing activities are....payments at the time of purchase or soon before or after purchase to acquire property, plant and equipment and other productive assets.”
Investments in and Advances to Affiliates, page 110
7. Please provide us with a summary of your significance calculation for your investment in Nets Sports and Entertainment, LLC. Reference is made to Rule 3-09 of Regulation S-X.
See Exhibit A attached to this letter for a summary of our significance calculation for our investment in Nets Sports and Entertainment, LLC.
Audited financial statements for Nets Sports and Entertainment, LLC, an equity method investment, deemed to be a significant subsidiary for the years ended January 31, 2009 and 2008, will be filed as an exhibit to an amended Form 10-K within 90 days of its June 30, 2009 fiscal year end.
N. Commitments and Contingencies, page 130
8. We note your disclosure indicates that you do not expect to make any payments on the tax indemnity guarantees which have a maximum potential exposure of $92.4 million as of January 31, 2009. Please clarify for us why, then, you have accrued $31.2 million within accounts payable and accrued expenses.
The paragraph within Note N — Commitments and Contingencies that discusses tax indemnity guarantees primarily relates to federal and state historic tax credits and federal new market tax credits. Many of our development projects consist of major rehabilitation or adaptive re-use of older buildings and qualify for historic rehabilitation tax credits on qualifying expenditures under Internal Revenue Code (IRC) section 47 and/or new market tax credits on qualifying investments under IRC section 45D as well as various state credit programs. We often look to monetize the value of the tax credits
Confidential Treatment Requested by Forest City Enterprises, Inc.

by entering into arrangements with sophisticated financial investors who want to utilize the tax benefits.
The tax indemnities discussed above are written for the benefit of the financial investor and guarantee the investor’s share of the tax allocations related to losses and credits should the tax positions of the partnership that owns the real estate be overturned by taxing authorities. We remove the tax indemnification from our commitments and contingencies disclosure once the statute of limitations for audit has passed and the indemnification obligation has expired. We have not been required to make any payments under these indemnities for any of our previous or current transactions. We believe we operate our partnerships in a manner that complies with the applicable tax regulations and the risk of payment under these guarantees is remote.
As discussed in more detail on page 100 of our Form 10-K under Note A — Summary of Significant Accounting Policies, in exchange for the financial investor’s initial contribution into these investments, they are entitled to substantially all of the benefits derived from the tax credits, but generally have no material interest in the underlying economics of the properties. Typically, these arrangements have put/call provisions whereby we may be obligated or entitled to repurchase the financial investor’s interest.
We guarantee the financial investor that in the event of a subsequent recapture by a taxing authority due to our noncompliance with applicable tax credit guidelines that we will indemnify the financial investor for any recaptured tax credits. We initially record a liability for the cash received from the financial investor. We generally record income upon completion and certification of the qualifying development expenditures for historic tax credits and upon certification of the qualifying investments for new market tax credits resulting in an adjustment of the liability at each balance sheet date to the estimated amount that would be paid to the financial investor based upon the tax credit compliance regulations, which range from 0-7 years.
The $31.2 million within accounts payable and accrued expenses at January 31, 2009 represents the amount estimated to be paid to the investor under the put/call provisions discussed above upon redemption of the investor’s interest in the real estate and the amount of the financial investor’s contributions which remain subject to tax credit compliance regulations (analogous to deferred revenue). The amount does not represent an accrual for tax indemnification liabilities as we do not expect to make any payments under these guarantees.
Exhibits
9. It appears that some of the exhibits to your Form 10-K have omitted schedules or attachments to those exhibits. For example, we note exhibit 10.40, your amended and restated credit agreement, and exhibit 10.38, your master contribution and sale agreement. Please explain to us why the information was omitted or amend the filing as appropriate to include all schedules and attachments to those exhibits. If you have omitted a schedule or attachment to an exhibit because it is subject to a confidential treatment request (or grant), please tell us and revise your exhibit list to reflect that in future filings.
We omitted the schedules from Exhibit 10.38, our Master Contribution and Sale Agreement (MCSA), and Exhibit 10.40, our Amended and Restated Credit Agreement, because they did not contain any material information that was not otherwise summarized or disclosed in the filed agreements. With respect to the MCSA in
Confidential Treatment Requested by Forest City Enterprises, Inc.

particular, approval of the transaction did not require a shareholder vote. As a result, we assessed the materiality of the schedules in the Form 10-K “material contract” context, rather than the context of a solicitation of proxies to vote for approval of the transaction.
In the case of both the MCSA and the Amended and Restated Credit Agreement, all material information necessary to make the disclosure with respect to the agreements and the related transactions not misleading was either included in the agreements as filed, disclosed in the agreement exhibits that were filed, or summarized in the text of the relevant periodic filings. The structure of both agreements segregated material exhibits, all of which were filed, from the supporting schedules and other documents that were ancillary to the agreements, likely to be quickly outdated or duplicative of information otherwise summarized or disclosed in the document or other filings with Commission.
To assist you in understanding the nature of the schedules that were excluded and why they were excluded, we have attached an Exhibit B to this response that summarizes the omitted schedules and indicates our rationale for excluding each of them from the filing.
Definitive Proxy Statement on Schedule 14A filed on April 21, 2009
Compensation Discussion and Analysis
General
10. We note that you have omitted disclosure of corporate and business unit targets used in determining each of your short term incentive awards, cash long term incentive awards and performance share awards because you state that disclosure of these financial targets would place you at a competitive disadvantage relative to other real estate companies. Please provide us an analysis of why disclosure of this information would result in competitive harm. See our Compliance & Disclosure Interpretation Question 118.04 available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. In the alternative, please disclose the targets for each of your compensation awards in future filings and supplementally tell us what the revised disclosure would look like.
[CONFIDENTIAL TREATMENT REQUESTED BY FOREST CITY ENTERPRISES, INC. PURSUANT TO COMMISSION RULE 83.]
Oversight of the Executive Compensation Program
Annual Incentive, page 19
11. We note your disclosure that Messrs. Miller, A. Ratner and B. Ratner are unable to participate in the short-term and long-term incentive plans and are, instead, eligible to receive a discretionary bonus. In future filings, to the extent that such awards are granted, please revise your disclosure to include a more in-depth explanation regarding the use of such discretion. Supplementally tell us what the revised disclosure would look like.
Confidential Treatment Requested by Forest City Enterprises, Inc.

We will revise the Compensation Discussion and Analysis in future proxy statements beginning with fiscal year 2009 to include a more in-depth explanation to the extent we award these discretionary bonuses. This disclosure would indicate that company performance is not the only consideration in determining what bonuses to pay. Other measures we have determined to be relevant include: competitive market trends for pay, performance relative to historical achievements, the overall business and economic environment, the executive’s strategic leadership and guidance provided during the normal course of business as well as during any extraordinary events and unanticipated developments, and other factors. We consider all of these matters in determining the amount of discretionary bonuses earned and we will include this in future disclosure, to the extent applicable.
          As requested in your letter, in connection with our response to your comments, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          We hope that the foregoing is responsive to your comments. If you have any questions with respect to this letter, please feel free to contact the undersigned at 216-621-6060.
  /s/ Robert G. O’Brien
Robert G. O’Brien
Executive Vice President and Chief Financial Officer
Confidential Treatment Requested by Forest City Enterprises, Inc.

EXHIBIT A
Forest City Enterprises, Inc. (FCE)
Significant Subsidiary Test — Nets Sports and Entertainment (NSE)
For the Year Ended January 31, 2009
FCE owns approximately 23% of NSE, which is the sole owner of the Nets, a franchise of the NBA, and Brooklyn Arena, LLC, the entity that owns certain real estate in Brooklyn, New York for a proposed sports and entertainment arena.

Income Test	1/31/2009
Numerator
FCE portion of NSE Net Loss, per Note C of Form 10-K	$(42,236)
Adjustment (1)	3,042

FCE Portion of NSE Loss, As Adjusted	$(39,194	) A

Denominator
From Consolidated Statement of Operations
FCE Loss from Continuing Operations	$(122,012)
FCE Income Tax Benefit	(29,154)

FCE Pre-Tax Loss from Continuing Operations	$(151,166	) B

Significant Subsidiary Calculation ( A / B )	25.93%

Result — Significant Subsidiary?	Yes

(1)	Adjustment primarily consists of capitalized interest on FCE’s equity investment in the arena, which is under development and a qualifying expenditure under SFAS 58.

Note:	The remaining significant subsidiary tests related to total assets and investments in and advances to the subsidiary were not calculated and included as the above test resulted in NSE being deemed a significant subsidiary of FCE for the year ended January 31, 2009.
Confidential Treatment Requested by Forest City Enterprises, Inc.

EXHIBIT B
SUMMARY OF OMITTED SCHEDULES
Exhibit 10.40 — Amended and Restated Credit Agreement (“Credit Agreement”)

Schedule	Description
2.03	This schedule summarizes the persons authorized to request loans under the Company’s Credit Agreement, which may be updated from time to time by a writing to the banks. The Company does not deem the information to be material, and the Company has updated this schedule since the original agreement.

7.14	Post Closing Items – There were none.

9.00	Exceptions to Representations and Warranties – There were none.

9.22 & 9.23	Outstanding Guarantees & Outstanding Indebtedness – These schedules updated information provided to the banks in a prior quarterly covenant compliance package. The Company regularly discloses any material information concerning covenant compliance, liquidity and capital resources in its periodic reports and does not separately file such quarterly covenant compliance packages. The Company accordingly did not deem this information to be material.
Exhibit 10.38 – Master Contribution and Sale Agreement (“Agreement”)

Schedule	Description
P-1A, P-1B, P-2A and P-2B	These schedules list the parties to the Agreement, all of which are included on the signature pages of the Agreement.

P-3A	This schedule lists the properties to be included in the transaction. The Company disclosed all New York properties in the property list contained in its Annual Report on Form 10-K for the year ended January 31, 2006.

P-3B, P-3C, P-3D and P-3E	These schedules list the owners and provide organizational charts for the ownership of the properties developed prior to the date of the Agreement (“Operating Properties”), the properties that have not stabilized or will be developed following the date of the Agreement (“Development Properties”), Nets Sports and Entertainment, LLC (“Nets”), Atlantic Yard Development Company, LLC (“Atlantic Yards”), Bloomfield Associates, LLC (“Bloomfield”), Forest City Metrotech Associates Limited Partnership (“Metrotech Associates”), and the companies that provide services to the property owners and properties (“Service Companies”). These schedules were provided solely as reference material for the parties when structuring the various ownership transfers contemplated by the agreement and, therefore, were deemed immaterial for Form 8-K and periodic reporting disclosure purposes.

P-4	This schedule specifies preliminary transfers of ownership interests that were completed prior to closing. This information is ancillary to the Agreement and is neither material nor necessary to make the other disclosure with respect to the Agreement and the related transactions not misleading.

P-5A	This schedule specifies the transfers for the Nets, Atlantic Yards, Bloomfield and Metrotech Associates that were scheduled to take place subsequent to the initial closing. The Company fully disclosed the consideration paid for the Nets transfer in its Form 8-K filed with the Commission on August 14, 2006. The consideration paid for the other interests was immaterial to the Company individually or in the aggregate and, therefore, was deemed immaterial for Form 8-K and periodic disclosure purposes.

P-5B, P-6A, P-6B, and P-6C	These schedules detail the consideration on a property by property basis. The total consideration is summarized and disclosed in Sections 2.2(a) and (b) of the Agreement. None of the properties were individually material to the Company.
Confidential Treatment Requested by Forest City Enterprises, Inc.

Schedule	Description
P-7A, P-7B and P-7C	These schedules summarize future transfers of the Development Properties, which may or may not occur depending on which option the Company elects when the Development Properties achieve stabilization. Information concerning these possible future transfers was summarized in the body of the Form 8-K filed with the Commission on August 10, 2006. Two of the Development Properties have subsequently reached stabilization, and the Company disclosed its purchase of the interests in those properties for cash in its Form 8-K filed with Commission on May 12, 2008.

1.2A, 1.2B, 1.3(b), 5.3(j) and 7.2(c)	These schedules list the various third party consents needed or requested in connection with the transaction. The fact that third-party consents were to be sought in connection with the transaction was disclosed in the body of the Form 8-K filed with the Commission on August 14, 2006. Except for the consent of the National Basketball Association, which was specifically discussed in the body of the 8-K, the other third-party consents were not unusual for transactions of this kind or otherwise deemed material individually or in the aggregate nor was additional disclosure necessary to make the disclosure with respect to the Agreement and the related transactions not misleading.

2.3(c)	This schedule sets forth the negotiated formula for determining the stabilized net operating income for the Development Properties. The purpose of the schedule was to ensure that the value of the Development Properties was calculated on a consistent basis with the initial transaction. This information was ancillary to the Agreement and is neither material nor necessary to make the other disclosure with respect to the Agreement and related transactions not misleading.

3.1(a) and 3.1(b)	These schedules list the title reports and commitments provided during the due diligence process. This information was neither material nor necessary to make the other disclosure with respect to the Agreement and the related transactions not misleading.

4.13-1, 4.13-2 and 4.13-3	These schedules list the anchor tenants, ground lessors and REA parties, respectively, who were requested to provide estoppel certificates during the due diligence process. The fact that estoppel certificates were to be sought in connection with the transaction was disclosed in the body of the Form 8-K filed with the Commission on August 14, 2006. Information concerning individual estoppel certificates was neither material nor necessary to make the other disclosure with respect to the Agreement and the related transactions not misleading.

4.17	This schedule contained a checklist of the various partnership and operating agreements with respect to the subject properties that would need to be amended when the transaction closed. While the list of agreements that would require amendment was deemed immaterial, the forms that would be used for the agreements were included as Exhibit G-1 and Exhibit G-2 in the filing.

4.18A and 4.18B	These schedules contain information regarding the outside investors who have an ownership interest in various properties. The outside investors were not involved in the transaction, and, therefore, this list was deemed immaterial.

5.4(j)	This schedule lists all of the loans that required a non-consolidation opinion in connection with the transaction. The information was neither material nor necessary to make the other disclosure with respect to the Agreement and the related transactions not misleading.

6.1(d)	This schedule lists the estoppel certificates and third party consents that were required to be provided to the Company prior to closing. The fact that third-party consents and estoppel certificates were to be sought in connection with the transaction was disclosed in the body of the Form 8-K filed with the Commission on August 14, 2006. Except for the consent of the National Basketball Association, which was specifically discussed in the body of the 8-K, the other third-party consents and estoppel certificates were not unusual for transactions of this kind or otherwise deemed material individually or in the aggregate nor was additional disclosure necessary to make the disclosure with respect to the Agreement and the related transactions not misleading.
Confidential Treatment Requested by Forest City Enterprises, Inc.

Schedule	Description
7.1(a) and 7.2(a)	These schedules list the type of legal entity and the jurisdiction of organization for the parties to the Agreement. This same information is included on the signature pages of the Agreement.

7.1(e)	This schedule lists the authorized and outstanding shares of the Company’s Class A and Class B common stock, as well as any outstanding options or warrants to acquire common stock. This information is routinely disclosed in the Company’s periodic reports filed with the Commission.

7.1(r) and 7.2(t)	This schedule lists the employees of the Company and representatives of the Bruce C. Ratner interests, respectively, on whose knowledge was relied upon with respect to the representations and warranties contained in the Agreement. The information was neither material nor necessary to make the other disclosure with respect to the Agreement and the related transactions not misleading.

7.2(f)	Material Non-Compliance with Laws – There was none.

7.2(g)	This schedule details any pending tax claims and audits to which the Operating Properties or Service Companies may be subject. The only purpose of the schedule was to clarify a representation, and the information was neither material nor necessary to make the other disclosure with respect to the Agreement and the related transactions not misleading.

7.2(j)	This schedule lists the ground leases and anchor tenant leases that were provided to the Company by the BR Entities during the due diligence process and was not material to the Agreement. This schedule also required a list of any defaults under those leases, of which there were none.

7.2(k)	This schedule lists unpaid leasing commissions and tenant improvement allowances due third parties. The information was neither material nor necessary to make the disclosure with respect to the Agreement and the related transactions not misleading.

7.2(l)	Defaults under Operating Contracts – There were none.

7.2(m)	This schedule contains information regarding two current loan agreements. The only purpose of the schedule was to clarify a representation, and the information was neither material nor necessary to make the other disclosure with respect to the Agreement and the related transactions not misleading.

7.2(n)	This schedule lists the environmental reports provided during the due diligence process. The information was neither material nor necessary to make the disclosure with respect to the Agreement and the related transactions not misleading.

7.2(o)	This schedule contains an internal representation letter that was provided to the Company in connection with the preparation of its Form 10-Q for the quarter ended April 30, 2006. The sole purpose of the letter was to substantiate a representation that the information set forth in the letter was accurate in all material respects as of the date it was executed and, therefore, it was deemed immaterial.

7.2(p)	This schedule contains sections of the Company’s Form 10-K for the year ended January 31, 2006 that discussed information relevant to the interests being acquired by the Company. The information on this schedule was disclosed in the Form 10-K and the sole purpose in providing it was to substantiate a representation contained in the Agreement and, therefore, it was deemed immaterial.

9.2(c)	This schedule details two third-party waivers. The Company did not consider this schedule material because both waivers were obtained prior to closing.
Confidential Treatment Requested by Forest City Enterprises, Inc.